May 24, 2021

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genesco Inc. (“GCO” or the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A filed by Legion Partners Holdings, LLC, et al. (the “Preliminary Proxy Statement”)
Filed April 27, 2021
File No. 001-03083

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 5, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Legion Partners Holdings, LLC and the other participants in its solicitation (collectively, “Legion”) and provide the following responses on Legion’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 5

1.	Please revise your disclosure stating “the Company now plans to hold the 2021 Annual Meeting in mid-July and that it would announce a specific date at later time, despite having previously announced that the 2021 Annual Meeting would be held on June 24, 2021, as called for by the Bylaws” to clarify that Article II, Section I of the bylaws gives the board the authority to set a date and time other than the fourth Thursday of June each year.

Legion acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Statement accordingly.

May 24, 2021

Reasons for the Solicitation, page 9

2.	Please clarify your disclosure on page 12 referring to “various change-of-control scenarios” to describe them.

Legion acknowledges the Staff’s comment. On a supplemental basis, Legion respectfully informs the Staff that following Legion’s withdrawal of the nominations of three of its director candidates on May 24, 2021, and the resulting reduction in the size of its slate of nominees to a minority slate of only four candidates out of the nine total directorships up for election at the 2021 Annual Meeting, Legion believes no disclosure concerning the effects of a potential change of control under any of the Company’s material contracts is required and such disclosure, including that referenced in the Staff’s comment above, has been stricken in its entirety from the Revised Preliminary Proxy Statement.

Proposal No. 1. Election of Directors, page 16

3.	Refer to the penultimate paragraph of this section on page 23. Please revise your disclosure to clarify which company proxy statement you are referencing, as the company has not yet filed a proxy statement in 2021.

Legion acknowledges the Staff’s comment. On a supplemental basis, Legion respectfully informs the Staff that following Legion’s withdrawal of the nominations of three of its director candidates on May 24, 2021, and the resulting reduction in the size of its slate of nominees to a minority slate of only four candidates out of the nine total directorships up for election at the 2021 Annual Meeting, Legion believes no disclosure concerning the effects of a potential change of control under any of the Company’s material contracts is required and such disclosure, including that referenced in the Staff’s comment above, has been stricken in its entirety from the Revised Preliminary Proxy Statement.

Sincerely, /s/ Elizabeth Gonzalez-Sussman Elizabeth Gonzalez-Sussman

cc:	Christopher S. Kiper, Legion Partners Holdings, LLC